Tenet Publishes Results of Its Participation in This Year's "618 Shopping Festival"

Toronto, Ontario--(Newsfile Corp. - July 14, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today published the results of its operations related to this year's 618 Shopping Festival ("618").

Much has been made about the government-imposed lockdowns that occurred in China during the months of April and May 2022 to try to stem the resurgence of Covid-19 in the country. But despite the economic damage caused by the lockdowns, it wasn't enough to keep Chinese consumers from the deals and discounts offered during 618. While this year's event saw a slower growth rate than in previous years, overall sales numbers from this year's festival participants still exceeded their sales totals for the 2021 event.

According to data monitoring firm Syntun, China's major e-commerce platforms sold approximately

695.9 billion RMB (about CAD$134 billion) worth of goods (measured in gross merchandise value) during this year's 618. Sales of consumer electronics and household appliances led the way, followed by skincare products, sports and outdoor equipment and apparel, personal hygiene products, and makeup and fragrances rounding up the top five sales categories. Those five categories accounted for approximately 177.5 billion RMB (about CAD$34 billion) or 25.5% of total sales during the event.

Tenet once again worked primarily with JD.com retailers and suppliers in preparation for the event and ensured that their short-term financing needs would be met to get the maximum out of this year's festival. Tenet's services were used in connection with transactions exceeding 500 million RMB, generating approximately CAD$10.1 million in revenue for the Company during the event.

"After we launch the Canadian portion of the Business Hub™ later this fall, we believe that shopping festivals like 618 will provide a great opportunity to slowly introduce products from Canadian Hub members to China," commented Tenet CEO Johnson Joseph. "Our goal is to work with Canadian retail and manufacturing associations and our Chinese channel partners to make our Canadian members' products available at the 618 event in 2023. Our partners in China indicate that Chinese consumers would have a significant appetite for certain Canadian products. We're sure that our Canadian Hub members wouldn't mind getting in on those billions of dollars spent at 618 and other shopping festivals in China every year."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

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